March 1, 2012

LETTER AGREEMENT

Managers Trust I (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re: Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by Managers Investment Group LLC (the “Adviser”) to limit the total operating expenses of the Managers AMG FQ Global Essentials Fund (the “Fund”), a series of the Trust, and (ii) our agreement regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Trust, on behalf of the Fund, as recoupment of certain amounts paid, waived or reimbursed by the Adviser to the Fund in fulfillment of a voluntary undertaking by the Adviser to limit the expenses of the Fund. This Letter Agreement shall terminate in the event the Fund Management Agreement between the Trust and the Adviser terminates with respect to the Fund or upon mutual agreement between the Adviser and the Fund’s Board of Trustees.

From time to time hereafter, the Adviser may undertake to waive its advisory fee payable by the Fund and/or pay or reimburse the Fund’s expenses such that the Fund’s total annual operating expenses do not exceed a certain amount (the “Expense Cap”). If the Adviser undertakes an Expense Cap with respect to the Fund, the Trust, on behalf of the Fund, will be obligated to pay the Adviser all amounts previously paid, waived or reimbursed by the Adviser with respect to the Fund pursuant to such Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses in any such year to exceed the amount of the Expense Cap, and provided further that no additional payments by the Trust will be made with respect to amounts paid, waived or reimbursed by the Adviser more than thirty-six (36) months after the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser.

Any payments by the Trust under this Letter Agreement shall be in addition to all amounts otherwise payable to the Adviser as an advisory fee or administration and shareholder servicing fee for services to the Fund under the Fund Management Agreement and Administration and Shareholder Servicing Agreement with the Trust, as applicable.

Effective as of March 1, 2012 and until at least March 1, 2013, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of taxes, interest (including interest incurred in connection with bank and custody overdrafts), shareholder servicing fees, distribution and service (12b-1) fees, brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses) of the Fund to 0.99% of average daily net assets attributable to the Fund.

A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or trustee of the Trust in his or her capacity as an officer or trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust or the Fund.

Sincerely,

Managers Investment Group LLC

By:	/s/ Keitha L. Kinne
Name: Keitha L. Kinne
Title: Chief Operating Officer
Date: March 1, 2012

ACKNOWLEDGED AND ACCEPTED

Managers Trust I

By:	/s/ Donald S. Rumery
Name: Donald S. Rumery
Title: Treasurer, Chief Financial Officer,
and Principal Financial Officer
Date: March 1, 2012